UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

<center>MM/DD/YY   MM/DD/YY</center>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lake Street Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 2nd Ave South - Suite 700

<center>(No. and Street)</center>

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul McNamee - 612-326-1312

<center>(Area Code – Telephone Number)</center>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLC

<center>(Name – if individual, state last, first, middle name)</center>

225 South 6th Street, Ste 2300 Minneapolis	MN	55402
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ThomasC.Culm Jr__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Lake Street Capital Markets, LLC__ , as of __12/31__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



SUSAN J. JOHNSON
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2026

_____
Notary Public

_____
Signature

Chief Executive Officer
_____
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

Lake Street Capital Markets, LLC

Minneapolis, Minnesota

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2020

LAKE STREET CAPITAL MARKETS, LLC

Statement of Financial Condition

As of December 31, 2020

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and Board of Governors of Lake Street Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lake Street Capital Markets, LLC (the Company) as of December 31, 2020, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2013.
Minneapolis, Minnesota
March 16, 2021

Lake Street Capital Markets, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2020

ASSETS		
Cash	$	7,123,154
Deposit with clearing broker		100,000
Lease deposits		15,905
Receivables from clearing broker		295,052
Receivables from customers		3,496,125
Prepaid expenses		112,458
Investments in securities, at fair value (cost $300,225)		173,280
Furniture and equipment, at cost, net of accumulated depreciation of $228,242		124,383
Right-of-use assets		302,299
TOTAL ASSETS	$	11,742,656
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	4,946,329
Accrued expenses		815,934
Lease liabilities		361,479
TOTAL LIABILITIES		6,123,742
Member's equity		5,618,914
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	11,742,656

See accompanying notes to statement of financial condition.

Lake Street Capital Markets, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020

(1) Organization and Nature of Business

Lake Street Capital Markets, LLC (the Company) is a wholly-owned subsidiary of Lake Street Holdings, LLC (the Member). The Company, organized as a limited liability company under the Minnesota Limited Liability Company Act, is an introducing broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on November 30, 2012. The Company provides investment banking and securities brokerage services to institutional and corporate clients. The Member experiences limited liability to the extent of its capital balance.

(2) Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Receivables from clearing broker and receivables from customers – Receivables from clearing broker and receivables from customers (accounts receivable) are obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary as of December 31, 2020. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account. The Company does not charge interest on past due balances.

Income taxes – The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Recently Issued Accounting Pronouncements

During August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, "Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement." ASU No. 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting - Chapter 8: Notes to Financial Statements, which the Board finalized on August 28, 2018. ASU No. 2018-13 is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2019.

Early adoption is permitted. The Company adopted ASU No. 2018-13 during the year ended December 31, 2020, and it did not have any impact on its results of operations, financial position and cash flows.

(4) Off-balance sheet risk

The Company clears all transactions for its customers on a fully disclosed basis with Wedbush Securities, Inc., who carries all the customer accounts and maintains the related records. The Company is liable to Wedbush for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable or refuse to fulfill their contractual obligations. Commissions and other receivables are unsecured. No allowance for uncollectible accounts was considered necessary as of December 31, 2020.

(5) Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

For investments in Level 3 securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, and other factors generally pertinent to the valuation of investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value. For instance, the Company assumes that the size of positions in securities that the Company holds would not be large enough to affect the quoted price of the securities if the firm sells them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition may differ significantly from the currently estimated fair value.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Warrants	$ -	$ -	$ 173,280	$ 173,280
	$ -	$ -	$ 173,280	$ 173,280

The following table is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2020.

	Beginning Balance	Purchases (Grants)	Sales	Unrealized Gains	Realized Gains	Ending Balance
Assets:						
Warrants	$ 526,041	$ 177,309	$ (390,757)	$ (463,171)	$ 323,858	$ 173,280

(6) Furniture and Equipment

Furniture and equipment consisted of the following as of December 31, 2020:

Computers & Equipment	$	173,988
Furniture & Fixtures		178,637
Total Cost		352,625
Accumulated Depreciation		(228,242)
Furniture & Equipment, net.	$	124,383

(7) Leases and Other Contractual Commitments

In accordance with ASC 842, "Leases", the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company leases office space and copiers which are all classified as operating leases. The lease for office space provides for increases in future minimum rental payments.

The lease also includes real estate taxes and maintenance charges, which are excluded from the minimum lease payments.

The Company leases its office facilities and certain equipment under operating leases. A new lease was entered into in January 2018 for the Minneapolis office. The lease is a seven-year term starting March 1, 2018 and concluding February 28, 2025. It provides for base annual payments of $80,457 for the first year and escalates approximately 2.5% per year for the remaining years of the lease.

The lease for its Pasadena, CA office expires on May 31, 2022 and provides for base annual payments of $18,684 over the term of the lease.

The Company has entered into various contracts related to the license of its securities trading system and other data services which require it to pay license costs over periods ranging from one to three years.

The Company had $302,299 of operating lease right-of-use assets as of December 31, 2020.

The future minimum payments required under the leases are as follows:

2021	$	109,958
2022		97,326
2023		90,927
2024		93,093
2025		15,576
Total future minimum lease payments		406,880
Future interest payments		(45,401)
Present value of future payments	$	361,479

Summary of Right-of-use asset/ Lease liability as of December 31, 2020:

	Right-of-use Asset		Lease liability	
Lease 1	$	9,546	$	9,710
Lease 2		5,598		5,598
Lease 3		287,155		346,171
	$	302,299	$	361,479

Weighted average remaining lease term (years): 3.95

(8) Concentrations

The Company recognized accounts receivable of greater than 10% of the total from the following customers:

Percentage of Accounts Receivable	As of December 31, 2020
Customer A	33%
Customer B	12%

(9) Net capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At December 31, 2020, the Company had net capital of $1,696,764 which was $1,308,668 in excess of its required net capital of $388,096. The Company's aggregated indebtedness ratio was 3.43 to 1 as of December 31, 2020.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2020 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption.

(10) PPP loan disclosure

On April 21, 2020, the Company received loan proceeds in the amount of $597,930 under the Paycheck Protection Program ("PPP") which was established as part of the Coronavirus Aid, Relief and Economic Security ("CARES") Act and is administered through the Small Business Administration ("SBA"). The PPP provides loans to qualifying businesses in amounts up to 2.5 times their average monthly payroll expenses and was designed to provide a direct financial incentive for qualifying businesses to keep their workforce employed during the Coronavirus crisis. PPP loans are uncollateralized and guaranteed by the SBA and are forgivable after a "covered period" (eight or twenty-

four weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible expenses, including payroll, benefits, mortgage interest, rent, and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries and wages more than 25% during the covered period. Any unforgiven portion is payable over 2 years if issued before, or 5 years if issued after, June 5, 2020 at an interest rate of 1% with payments deferred until the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for forgiveness, ten months after the end of the covered period. PPP loan terms provide for customary events of default, including payment defaults, breaches of representations and warranties, and insolvency events and may be accelerated upon the occurrence of one or more of these events of default. Additionally, PPP loan terms do not include prepayment penalties.

The Company met the PPP's loan forgiveness requirements, and therefore, applied for forgiveness during September of 2020. Legal release was received during November of 2020, therefore, the Company recorded forgiveness income of $601,124, including accrued interest, within its statement of operations for the year ended December 31, 2020.

The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted. In accordance with the CARES Act, all borrowers are required to maintain their PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.

(11) Subsequent events

The Company has evaluated subsequent events occurring through March 16, 2021, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.